UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Shell Announces Settlement of Reserve-Related Claims
with European and Other Non-US Investors

(April 11, 2007)  Royal Dutch Shell plc today announced the proposed settlement of claims outside the US related to the 2004 restatement of reserves.

Without admitting any wrongdoing, Shell* agreed to pay $352.6 million, plus administrative costs, to investors covered by the settlement. They include non-US investors who purchased their shares outside the United States. The parties to the settlement agreement include certain institutional investors including ABP, PGGM, the Vereniging van Effectenbezitters (VEB) an
organization representing individual shareholders in The Netherlands and similar organisations, and the Shell Reserves Compensation Foundation, a
settlement foundation representing all shareholders covered by the settlement agreement.

The agreement depends on the Amsterdam Court of Appeals declaring the settlement binding for all of the shareholders that it covers and is subject to agreed opt-out provisions.

Shell intends to offer the same proportional settlement to investors in the
US, provided the US court overseeing the case approves.

Under the agreement, Shell’s payment will include:

· $340.1 million to be distributed to investors who both resided and purchased shares outside the US from April 8, 1999 until March 18, 2004, with the oversight of the Foundation;
· $12.5 million to be divided equally among all shareholders who submit a valid claim for relief, and
· $6.25 million to VEB and other similar organizations to assist individual shareholders in preparing and submitting claims.

Finally, Shell agreed as part of this settlement to request that the United
States Securities and Exchange Commission distribute to shareholders the $120 million paid by Shell in 2004 under a consent agreement resolving the SEC’s investigation into Shell’s reserves recategorisation.

* The expression “Shell” as used in this release indicates the two former parent companies, i.e. The Shell Transport and Trading Company, Ltd.,
(formerly: The “Shell” Transport and Trading Company, plc.) and Shell
Petroleum N.V. (the successor company to Royal Dutch Petroleum Company).

Contacts:

Shell Investor Relations:
Den Haag Tjerk Huysinga   +31 70 377 3996/+44 207 934 3856
New York Harold Hatchett  +1 212 218 3112

Shell Media Relations:
International, US, UK Press   +44 207 934 5963/ 3277/ 6238
The Netherlands and European Press  +31 70 377 8750

Shell Legal Department
Den Haag     +31 70 377 1454

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and
333-126726-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 11/04/2007	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary